EXHIBIT 20.12

NEWS RELEASE

FOR IMMEDIATE RELEASE         TELLABS CONTACT: Thomas P. Scottino
09/01/98                                        (630) 378-7504


                              CIENA CONTACT: Suzanne Dulong
                                             (888) 243-6223


     TELLABS AND CIENA TO SET STOCKHOLDER MEETING DATES
               New Record Date Also To Be Set

Lisle, Ill., and Linthicum, Md. - Tellabs, Inc., and CIENA Corporation intend to adjourn their respective special stockholder meetings scheduled for September 9, 1998, for the purpose of approving their merger, and will reschedule such meetings at a later date. The companies currently anticipate that these meetings can be held in mid-November. This change accommodates SEC review of the revised filing and permits stockholders sufficient time to receive and review the revised Joint Proxy and Prospectus. A new record date for stockholders eligible to vote at the meetings will be set following SEC review of the revised proxy materials.

CIENA (Nasdaq: CIEN) is a leader of open architecture, dense wavelength division multiplexing systems for long-distance and local exchange carriers. Through its Alta subsidiary, CIENA also provides a range of engineering, furnishing and installation (EF&I) for telecommunications service providers in the areas of transport, switching and wireless communications.

Tellabs designs, manufactures, markets and services voice and data transport and access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).